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                               [Atari Letterhead]

August 10, 2005



Stephen Krikorian
Accounting Branch Chief
Mail Stop 4561
Securities and Exchange Commission
Washington, DC  20549

Re:     Atari, Inc.
        Form 10-K for the Fiscal Year Ended March 31, 2005
        File No. 000-27338


Dear Mr. Krikorian:

By a letter to Bruno Bonnell dated July 28, 2005, you conveyed comments regarding the Annual Report on Form 10-K of Atari, Inc. for the fiscal year ended March 31, 2005. In that letter, you asked that Atari respond to the comments within ten business days or tell you when it would provide you with a response.

Atari, Inc. will provide a response to the July 28, 2005 letter not later than August 31, 2005.

                                          Very truly yours,

                                          /s/ Jeffrey B. Kempler
                                          -----------------------------------
                                          Jeffrey B. Kempler
                                          Senior Vice President, Business
                                          and Legal Affairs

cc:     Christopher White
        Melissa Walsh